

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via E-mail</u>
Udi Gilboa
Chief Financial Officer
Bio Blast Pharma Ltd.
35 Ahad Ha'am St.
Tel Aviv 6520206 Israel

> **Re: Bio Blast Pharma Ltd.**
> **Amendment No. 4 to Registration Statement on**
> **Form F-1**
> **Filed July 15, 2014**
> **File No. 333-193824**

Dear Mr. Gilboa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 57</u>

1. We note your statement throughout the registration statement that if the results of your ongoing Phase 2/3 clinical trial for Cabaletta are successful, you believe it could be a pivotal trial. Please expand your disclosure to state the basis for your belief. Specifically, disclose whether this belief resulted from discussions with the FDA.

<u>Signatures, page II-5</u>

2. Please amend your registration statement to include the signature of your principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Shy S. Baranov, Esq.
        Zysman, Aharoni, Gayer and
        Sullivan & Worcester LLP
        1633 Broadway
        New York, NY 10019